UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

KNOLL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
Series A Convertible Preferred Stock, par value $1.00 per share
(Title of Classes of Securities)

498904200
(CUSIP Number of Classes of Securities)

Global Furniture Holdings S.à r.l.
Rue Avenue Monterey, 23 2163 - Luxembourg
+352 (26) 09-53 524

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Global Furniture Holdings S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Management S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Furniture Investments Acquisitions S.C.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial VII LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

1	NAMES OF REPORTING PERSONS
Investindustrial Advisors Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares of Common Stock

	8	SHARED VOTING POWER
10,099,402 shares of Common Stock (1)

	9	SOLE DISPOSITIVE POWER
0 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
10,099,402 shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,099,402 shares of Common Stock (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Represents 169,165 shares of Series A Preferred Stock initially convertible into 10,099,402 shares of Common Stock.
(2)
Calculation based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021 plus 10,099,402 shares of Common Stock into which the Series A Preferred Stock is convertible at the initial conversion price.

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) July 31, 2020, (as amended by Amendment No. 1 thereto, the “Schedule 13D”) by the Reporting Persons (as defined therein). The Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Knoll, Inc., a Delaware corporation (the “Issuer”), including shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock, par value $1.00 per share (“Series A Preferred Stock”). This Amendment is being filed as a result of the Reporting Persons’ sale of certain shares of Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The information set forth in the cover pages and Item 2 of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) Furniture Investments Acquisitions S.C.S. beneficially owns, and Furniture Investments S.à r.l. and Furniture Investments Management S.à r.l. may be deemed to beneficially own, 169,165 shares of Series A Preferred Stock, as of the close of business on April 29, 2021. The Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 4.5% per annum, payable quarterly in arrears. The Issuer may elect, in its sole discretion, to pay dividends in cash or as a dividend in kind (additional shares of Series A Preferred Stock having value equal to the amount of accrued dividends) until the two year anniversary of the Closing Date, after which the Issuer must pay dividends in cash. For purposes of the foregoing sentence, the deemed value of a share of Series A Preferred Stock is equal to its liquidation preference of $1,000 per share plus any accrued and unpaid dividends. Each share of Series A Preferred Stock is convertible at the option of the holders thereof at any time into shares of Common Stock at an initial conversion price of $16.7500 per share of Series A Preferred Stock, subject to certain anti-dilution adjustments.

As a result of its beneficial ownership of Series A Preferred Stock, Furniture Investments S.à r.l., Furniture Investments Management S.à r.l. and Furniture Investments Acquisitions S.C.S. may be deemed to beneficially own an aggregate of 10,099,402 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock at the initial conversion price, which represents, in the aggregate, approximately 16.6% of the outstanding Common Stock. Global Furniture Holdings S.à r.l., Investindustrial VII L.P. and Investindustrial Advisors Limited (as investment manager of Investindustrial VII L.P.) may also be deemed to beneficially own the Preferred Shares, and accordingly may be deemed to beneficially own an aggregate of 10,099,402 shares of Common Stock, which represents, in the aggregate, approximately 16.6% of the outstanding Common Stock. These percentages are based on 60,905,779 shares of Common Stock, which is equal to 50,806,377 shares of Common Stock outstanding as of February 26, 2021, plus 10,099,402 shares of Common Stock into which the Preferred Shares are convertible at the initial conversion price.

Each of Global Furniture Holdings S.à r.l., Furniture Investments S.à r.l., Furniture Investments Management S.à r.l., Furniture Investments Acquisitions S.C.S., Investindustrial VII L.P. and Investindustrial Advisors Limited has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, 10,099,402 shares of Common Stock into which the Preferred Shares owned directly by Furniture Investments Acquisitions S.C.S. are convertible at the initial conversion price.

In addition, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of the entry into the Voting and Support Agreement, the Reporting Persons may be deemed to be members of a “group” with Herman Miller.

None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, Herman Miller, beneficially own any shares of Common Stock except as described herein.

(c) Except as specifically set forth in this Item 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, Herman Miller, has effected any transaction in the Series A Preferred Stock or the Common Stock during the past 60 days, except for (i) transactions disclosed in Amendment No. 1 to this Schedule 13D, (ii) the disposition of 362,917 shares of Common Stock by Global Furniture Investments S.à r.l on April 26, 2021, (iii) the disposition of 200,000 shares of Common Stock by Global Furniture Investments S.à r.l on April 27, 2021, (iv) the disposition of 255,855 shares of Common Stock by Global Furniture Holdings S.à r.l on April 27, 2021, which shares were transferred to Global Furniture Holdings S.à r.l  on such date by Global Furniture Investments S.à r.l , and (v) the disposition of 367,877 shares of Common Stock by Global Furniture Holdings S.à r.l on April 28, 2021, which shares were transferred to Global Furniture Holdings S.à r.l  on April 27, 2021 by Global Furniture Investments S.à r.l, as further described in the Form 4 filed by certain of the Reporting Persons with the Commission on April 28, 2021.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2021

GLOBAL FURNITURE HOLDINGS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS MANAGEMENT S.À R.L.

	By:	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

FURNITURE INVESTMENTS ACQUISITIONS S.C.S.

:	By	/s/ Abdelkader Derrouiche
		Name:	Abdelkader Derrouiche
		Title:	Manager

INVESTINDUSTRIAL VII LP

Signed by Investindustrial Advisors Limited as its Investment Manager

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director

INVESTINDUSTRIAL ADVISORS LIMITED

By:	/s/ Rajeev Menon
	Name:	Rajeev Menon
	Title:	Director